[COOLEY GODWARD KRONISH LLP LETTERHEAD]

Ethan E. Christensen
(858) 550-6076
christensene@cooley.com

December 6, 2007

Peggy Fisher, Esq.
Geoffrey Kruczek, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mailstop 6010
100 F Street, NE
Washington, D.C. 20549

Re:
CardioNet, Inc.
Registration Statement on Form S-1 (File No. 333-145547)
Amendment No. 3

Dear Ms. Fisher:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the "Securities Act"), on behalf of our client CardioNet, Inc. (the "Company"), is Amendment No. 3 ("Amendment No. 3") to the Company's Registration Statement on Form S-1 (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "Commission") on August 17, 2007. The copy of Amendment No. 3 that is enclosed with the hard copy of this letter is marked to show changes from Amendment No. 2 to the Registration Statement that was filed with the Commission on November 9, 2007 ("Amendment No. 2").

Amendment No. 3 is also being filed in response to comments received from the staff of the Commission (the "Staff") by letter dated November 15, 2007 (the "Comment Letter") with respect to Amendment No. 2. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of our responses correspond to the page numbers of Amendment No. 3.

As discussed with Mr. Kruczek, we have prepared Amendment No. 3 on the assumption that the Company will not initiate its marketing activities with respect to the offering contemplated by the Registration Statement until at least January 2008. Accordingly, we have revised the Registration Statement to provide estimated 2007 compensation-related disclosure in order to allow the Staff an advance opportunity to review the scope and content of such disclosure and to prevent the need to review a large number of changes on a rush basis if the Company should desire to initiate marketing in the early part of January 2008. Following the end of 2007, we will update the disclosure in the Registration Statement as needed to reflect the actual rather than estimated year-end compensation information. We currently anticipate that any such update would be minimal.

Elements of Executive Compensation, page 92

1.
We note your revised disclosure here in response to comment 6. Given that the disclosed purpose of the bonuses was to enable repayment of the loans, discuss why the bonus amounts exceeded the amounts due on each loan..

Response:    The Company has revised the disclosure on page 98 of Amendment No. 3 as requested.

Preferred Stock Financings, page 110

2.
We note that according to schedule A of exhibit 10.27, Foundation Medical Partners acquired shares in your March 2007 preferred stock financing. Given that Foundation Medical is affiliated with Mr. Rein, please expand to disclose its participation in that transaction.

Response:    The Company has revised the disclosure on pages 117 and 118 of Amendment No. 3 as requested.

CardioNet, Inc. Consolidated Financial Statements

3.
Please update the financial statements as required by Rule 3-12 of Regulation S-X.

Response:    The Company has updated the financial statements in Amendment No. 3 as required by Rule 3-12 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page F-7

Stock Based Compensation, page F-11

4.
We refer to your responses to comment 68 from our letter dated September 1, 2007 and comment 13 from our letter dated October 2, 2007. Please note that our evaluation of stock-based compensation will not be completed until you provide an amendment with pricing information. Also note that for stock options granted in the period immediately preceding the proposed offering, we may have further comment if the per share fair value used for stock compensation purposes differs significantly from the proposed offering range.

Response:    The Company acknowledges the Staff's comment and submits that it will provide the requested pricing information in a subsequent amendment to the Registration Statement.

Note 3. Restatement, page F-13

5.
We see the changes made in response to prior comment 14 in our letter dated October 2, 2007. Please revise to disclose the effect of the correction on each financial statement line item (including totals and subtotals) and any per-share amounts affected for each period presented. Please refer to paragraph 26(a) of SFAS 154.

Response:    The Company has revised the disclosure on page F-14 of Amendment No. 3 as requested.

PDSHeart Consolidated Financial Statements

Note 2. Significant Accounting Policies

Correction of an Error, page F-34

6.
We note your response to prior comment 17 in our letter dated October 2, 2007. The disclosure about the restatement does not provide a clear path between the originally filed and restated numbers. Please expand the disclosure to show the originally reported balance, the effect of the restatement adjustment and the "as restated" balances for each financial statement line item affected (including totals and subtotals).

Response:    The Company has revised the disclosure on page F-34 of Amendment No. 3 as requested.

**********

The Company respectfully requests the Staff's assistance in completing the review of the Registration Statement and Amendment No. 3 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests regarding Amendment No. 3 or this response letter to me at (858) 550-6026 or Frederick T. Muto, Esq. at (858) 550-6010.

Sincerely,

Cooley Godward Kronish LLP

/s/ Ethan E. Christensen

Ethan E. Christensen, Esq.

cc:
James M. Sweeney, CardioNet, Inc.
Martin P. Galvan, CardioNet, Inc.
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Kenneth J. Rollins, Esq., Cooley Godward Kronish LLP
Donald Murray, Esq., Dewey & LeBoeuf LLP
Margaret S. Lam, Esq., Dewey & LeBoeuf LLP